                                                 PIERCE INTERNATIONAL DISCOVERY, INC.
                                       4220 West 2100 South, Suite I, Salt Lake City, Utah 89120
                                          Telephone (801) 978-9100 - Facsimile (801) 256-9601
---------------------------------------------------------------------------------------------------------------------------------------

                                        INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
                                          SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

                                                        NOTICE OF CHANGE IN THE
                                                  MAJORITY OF THE BOARD OF DIRECTORS

                                                            April 10, 2001

                              We are furnishing this Information Statement to all of our shareholders of record at the close of business on March 28, 2001 of our common stock, no par value
                                      This notice is required by Section 14(f) of the Securities
                            Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 of the Securities and
                                                     Exchange Commission ("SEC").

     NO VOTE OR OTHER ACTION BY PIERCE'S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING
                                                              SOLICITED.

                                                             INTRODUCTION

         Pierce  International  Discovery,  Inc., a Nevada  corporation  ("Pierce"),  has entered into an Agreement  and Plan of Merger
("Merger Agreement") with Emergisoft Holding,  Inc.  ("Emergisoft"),  a Delaware corporation.  Emergisoft is a privately-held  software developer of a software  that  automates  the  collection  of patient  history and  documentation  of clinical  decisions  for clinical personnel  from the patient's  bedside.  The merger is expected to be completed on or before April 30, 2001. As a result of the merger, the  shareholders  ("Holders")  of  Emergisoft  will own well in excess of a majority of the voting  stock of Pierce.  Pierce will also change its name to Emergisoft Holding, Inc.  The merger will not require the approval of shareholders of Pierce.

         Under the Merger  Agreement,  following the merger,  Richard Manley,  President and Chief Executive Officer of Emergisoft will be appointed  President,  CEO and a director of Pierce.  Lionel L. Drage will resign from these  positions with the parent company upon
Mr.  Manley's  appointment.  Mr. Manley intends to appoint Dan Witte,  James L. Williams,  Ron Hellstern,  Kenna  Bridgmon,  and Joe S.
Eppes as officers  and Dan Witte,  Ron  Hellstern,  Kenna  Bridgmon,  Ash R.  Huzenlaub,  Jason Sear,  and Cameron  Ware as  additional directors.  Messrs. Manley, Witte,  Hellstern,  and Eppes and Ms. Bridgmon will not begin their terms until after the expiration of the ten day period  beginning on the later of the date of the filing of this  Information  Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to Pierce's shareholders and after completion of the merger.

         Because of the change in ownership and the composition of the board upon  completion of the merger,  there will be a change in control of Pierce.

         As of the date  hereof,  Pierce  had  26,003,008  shares of its  common  stock  issued and  outstanding.  The common  stock is
Pierce's only  outstanding  class of voting  securities  that would be entitled to vote for directors at a shareholders  meeting if one were to be held, each share being entitled to one vote.

         Please read this  Information  Statement  carefully.  It describes the terms of the merger under the Merger  Agreement and its effect on Pierce and contains  biographical  and other  information  concerning the executive  officers and directors after the merger.
All Pierce filings,  and exhibits  thereto,  may be inspected  without charge at the public  reference  section of the SEC at Judiciary
Plaza,  450 Fifth  Street,  N.W.,  Washington,  D.C.  20549.  Copies of this  material  also may be obtained from the SEC at prescribed rates.  The SEC also  maintains a website that contains  reports,  proxy and  information  statements and other  information  regarding
public   companies  that  file  reports  with  the  SEC.  Copies  of  Pierce  filings  may  be  obtained  from  the  SEC's  website  at
http://www.sec.gov.

                                                         THE MERGER AGREEMENT

         On March 28, 2001,  Pierce,  Emergisoft and a subsidiary of Pierce ("Pierce Sub") entered into a Merger Agreement (the "Merger
Agreement") pursuant to which Pierce will, in two steps, acquire 100% of the outstanding equity interests of Emergisoft.

         The merger is expected to be  completed on or before April 30,  2001,  by the merger with and into  Emergisoft  of Pierce Sub, formed for such  purpose,  and the  issuance of  46,155,110  (in excess of a  majority)  of the Pierce  common  stock to the Holders of
Emergisoft  in exchange for 100% of the equity  interests of  Emergisoft.  The parent  company will then change its name to  Emergisoft
Holding,  Inc.  after  completion  of the merger  process and  23,364,275  presently  outstanding  shares of Pierce will be  cancelled, leaving a total of 48,793,843  shares issued and  outstanding.  Emergisoft will be a wholly-owned  subsidiary of Pierce and the present
Holders of Emergisoft will own  approximately  94.59% of the outstanding  equity interest and voting rights of the parent company.  The merger will not require  approval of  shareholders  of Pierce.  Holders of in excess of a majority of the shares of stock of Emergisoft have approved the merger.

         The Merger Agreement  contemplates that Richard Manley,  President and Chief Executive Officer of Emergisoft will be appointed
President,  CEO and a director of Pierce.  Lionel L. Drage will resign from these  positions with the parent company upon Mr.  Manley's appointment.  Mr. Manley intends to appoint Dan Witte,  Ron Hellstern,  Kenna  Bridgmon,  and Joe Eppes as officers and Dan Witte,  Ron
Hellstern,  Kenna Bridgmon,  Ash Huzenlaub,  Jason Sear, and Cameron Ware as additional directors.  Messrs.  Manley, Witte,  Hellstern,
Eppes, Ware, Sear and Huzenlaub and Ms. Bridgmon will serve until their respective successors are elected and qualified.

                                               PROPOSED CHANGE IN CONTROL OF THE COMPANY

         Giving effect to the merger and  replacement  of the officers and directors of Pierce by the board of directors of Emergisoft, and the issuance of Pierce common stock to the Emergisoft Holders:

o        the Holders of Emergisoft will own in excess of a majority of the outstanding voting stock of Pierce;

o        Messrs. Manley, Witte, Hellstern, Huzenlaub, Ware, and Sear and Ms. Bridgmon will be the only directors of Pierce.

o        Pierce will change its name to Emergisoft Holding, Inc.

         As a result of the majority  voting stock  ownership of the Emergisoft  Holders and director  status,  upon  completion of the merger, the former stockholders of Emergisoft will be in control of the business and affairs of Pierce.

         Upon completion of the merger,  there will be 48,793,843  outstanding common shares,  46,155,110 shares (94.59%) of which will be held by the present Emergisoft Holders.  Approximately 2,638,733 shares (5.41%) will be held by the present Pierce shareholders.

                                                              EMERGISOFT

         Emergisoft  is a  holding  company  with  one  wholly  owned  subsidiary,  Emergisoft  Corporation,  a  Delaware  corporation.
CareLync-ED(TM),  Emergisoft's  new product  being  developed by a  prestigious  physician  advisory  committee  and a staff of registered nurses,  provides  computers to clinical  personnel for collecting  patient  history and  documenting  all clinical  decisions from the patient's  bedside,  thus replacing  handwritten  charts.  Driven by a marketplace which is being fueled by revenue capitation (the HMO influence) and Medicare  revenue-recovery  statutes,  Emergisoft  will  distribute its product to the  marketplace  through  Emergisoft
Corporation  to  provide  a  comprehensive  system  that  protects  against  litigation,   optimizes  revenue  recovery,  and  controls
physician/nurse  costs and charges.  CareLync-ED(TM)will replace  Emergisoft's current product which is now in use by an impressive group of customers led by Mt. Sinai  Hospital and St.  Vincents  Hospital,  both in  Manhattan,  Oakwood  Hospital in Detroit,  and Riverside
Regional  Medical  Center in Newport  News,  Virginia.  This group  gives a solid,  happy  reference  base for  closing  future  sales.
Emergisoft's entire system is backed by 7-day round-the-clock live-body support coverage.

         Emergisoft's  principal  office is in Arlington,  Texas.  Emergisoft  presently has 25 employees,  most of whom are holders of
Emergisoft common stock or holders of stock options.

                                                     SECURITY OWNERSHIP OF CERTAIN
                                                   BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain  information,  as of March 28, 2001,  regarding beneficial ownership of common stock by
(i) each person known by Pierce to be the beneficial  owner of more than 5% of the  outstanding  shares of its common stock,  (ii) each current  director,  nominee and  executive  director of Pierce,  (iii) all current  officers  and  directors  as a group,  and (iv) all proposed  directors and officers of Pierce after giving effect to the merger.  The  information  is determined in accordance  with Rule
13d-3  promulgated  under the Exchange Act based upon information  furnished by the persons listed or contained in filings made by them with the SEC.  Except as indicated  below,  the  shareholders  listed  possess sole voting and  investment  power with respect to their shares.

------------------------------------------- ----------------------------------- --------------------------------------
                                                  Current Holdings (10)               After Closing Merger (11)
------------------------------------------

------------------------------------------- ----------------------------------- --------------------------------------
------------------------------------------- ------------------ ---------------- -------------------- -----------------
                                               Amount and                        Amount and Nature
                                                Nature of                          of Beneficial
             Name and Address                  Beneficial       Percentage of        Ownership        Percentage of
           of Beneficial Owner                  Ownership           Total                                 Total
------------------------------------------- ------------------ ---------------- -------------------- -----------------
------------------------------------------- ------------------ ---------------- -------------------- -----------------
Robert Kropf                                   25,000,000          96.14%            1,635,725            3.40%
6975 Union Park Center, #600
Salt Lake City, UT 84047
------------------------------------------- ------------------ ---------------- -------------------- -----------------
------------------------------------------- ------------------ ---------------- -------------------- -----------------
Richard Manley (1) and (2)                            0                 0              1,039,063            2.09%
2225 Avenue J
Arlington, TX  76006
------------------------------------------- ------------------ ---------------- -------------------- -----------------
------------------------------------------- ------------------ ---------------- -------------------- -----------------
Dan Witte (3)                                       0                 0               962,500             1.94%
2225 Avenue J
Arlington, TX 76006
------------------------------------------- ------------------ ---------------- -------------------- -----------------
------------------------------------------- ------------------ ---------------- -------------------- -----------------
James L. Williams                                   0                 0                  0                  0%
2225 Avenue J
Arlington, Texas  76006
------------------------------------------- ------------------ ---------------- -------------------- -----------------
------------------------------------------- ------------------ ---------------- -------------------- -----------------
Ron A. Hellstern (4)                                0                 0               597,135             1.21%
2225 Avenue J
Arlington, TX 76006
------------------------------------------- ------------------ ---------------- -------------------- -----------------
------------------------------------------- ------------------ ---------------- -------------------- -----------------
Kenna Bridgmon (5)                                  0                 0              1,981,250            4.06%
2225 Avenue J
Arlington, TX 76006
------------------------------------------- ------------------ ---------------- -------------------- -----------------
------------------------------------------- ------------------ ---------------- -------------------- -----------------
Joe S. Eppes (6)                                    0                 0               566,638             1.15%
2225 Avenue J
Arlington, TX 76006
------------------------------------------- ------------------ ---------------- -------------------- -----------------
------------------------------------------- ------------------ ---------------- -------------------- -----------------
Ash R. Huzenlaub                                    0                 0               902,510             1.85%
2225 Avenue J
Arlington, TX 76006
------------------------------------------- ------------------ ---------------- -------------------- -----------------
------------------------------------------- ------------------ ---------------- -------------------- -----------------
Jason Sear                                          0                 0                  0                  0
2225 Avenue J
Arlington, TX 76006

------------------------------------------- ------------------ ---------------- -------------------- -----------------
------------------------------------------- ------------------ ---------------- -------------------- -----------------
Cameron Ware (7)                                    0                 0              2,386,048            4.89%
2225 Avenue J
Arlington, Texas  76006
------------------------------------------- ------------------ ---------------- -------------------- -----------------
------------------------------------------- ------------------ ---------------- -------------------- -----------------
James A. Ryffel                                     0                 0              4,827,440            9.89%
3113 South University Dr. Suite 600
Fort Worth, TX 76109-5617
------------------------------------------- ------------------ ---------------- -------------------- -----------------
------------------------------------------- ------------------ ---------------- -------------------- -----------------
Woodcrest Capital, LLC (8) and (9)                  0                 0              5,657,448            11.49%
3113 South University Dr. Suite 600
Fort Worth, TX 76109-5617
------------------------------------------- ------------------ ---------------- -------------------- -----------------
------------------------------------------- ------------------ ---------------- -------------------- -----------------
Berlwood V, L.P.                                    0                 0             15,767,550            32.32%
1201 North Watson Road, Suite 100
Arlington, TX  76006
------------------------------------------- ------------------ ---------------- -------------------- -----------------
------------------------------------------- ------------------ ---------------- -------------------- -----------------
Current executive officers and directors       25,000,000          96.14%            1,635,725             3.35%

------------------------------------------- ------------------ ---------------- -------------------- -----------------
------------------------------------------- ------------------ ---------------- -------------------- -----------------
All Proposed Officers and Directors as a            0                 0              8,435,144            16.32%
Group
------------------------------------------- ------------------ ---------------- -------------------- -----------------

1)       Includes 39,063 shares issued to the RSM Family Limited Partnership.  Richard Manley is the control person for the RSM
                 Family Limited Partnership.
2)       Includes 1,000,000 shares of common stock issuable upon exercise of options.
3)       Includes 900,000 shares of common stock issuable upon exercise of options
4)       Includes 550,000 shares of common stock issuable upon exercise of options
5)       Includes 1,025,000 shares issued to the Benjamin George Bridgmon 1999 Trust.  Kenna Bridgmon is a control person of  the
                 Benjamin George Bridgmon 1999 Trust.
6)       Includes 428,750 shares of common stock issuable upon exercise of options.
7)       All shares of common stock are issued to InfoSphere Incorporated.  Cameron Ware, a director, is the control person of
                 InfoSphere Incorporated.
8)       James A. Ryffel is a control person of Woodcrest Capital, L.L.C.
9)       Includes 462,355 shares of common stock issuable upon exercise of a warrant.
10)      Reflects 26,003,008 shares of Pierce common stock outstanding.
11)      Reflects 48,793,843 shares of Pierce common stock outstanding after closing of the merger and the cancellation of 23,364,275 shares of common stock.

                                                   DIRECTORS AND EXECUTIVE OFFICERS

         We expect that on or before  April 30,  2001,  the merger  contemplated  by the Merger  Agreement  will be  completed  and the current director of Pierce,  Lionel L. Drage, will be replaced by Manley, Witte,  Hellstern,  Bridgmon,  Huzenlaub,  Ware and Sear. The
following  table sets forth  information  regarding  Pierce's  current  executive  officers and  directors  and the proposed  executive officers and directors of Pierce after the merger.

Current Executive Officers and Directors

         The prior director,  Robert Kropf,  resigned in 2000 and Lionel L. Drage was elected to the Board.  Set forth below is certain information regarding the current executive officer and director of Pierce:

             Name                           Age                       Position                      Since
             ----                           ---                       --------                      -----

Lionel L. Drage                             74               Chief Executive Officer,                2000
                                                             President, Treasurer and
                                                             Director

Lionel L. Drage, Chief Executive Officer, President, Treasurer and Director

         Mr. Drage  graduated  from the  University  of Utah in 1954 with a Bachelors  of Science in Banking and  Finance,  and in 1957
received a Masters Degree from the University of California  (Berkley) in Corporate  Finance and  Production  Management.  He completed
Cornell University's  Executive  Development Program and New York University's  Executive Financial Planning program. Mr. Drage retired in 1989 and since that time has provided consulting services on a part-time basis.

         During his forty years in business he has served in numerous  executive  positions,  including General Manager Fur Breeders of
Agricultural  Cooperative (1985-89),  Mining Operations and Management Advisor for Coordinated Financial Services (1984-85),  President
and CEO of Chugach Alaska  Corporation  (1980-83),  Vice  President of Emery Mining  Corporation  (1978-80),  and Vice President of MIC
Investment  Corporation  (1969-73).  From 1973 to 1978 Mr. Drage served as the Director of the State  Emergency  Medical Program of the
University of Utah and the  Intermountain  Regional Medical  Program.  Mr. Drage was the founder of Western Home Bank and has served on the Board of  Directors  of United Bank Alaska and Zions First  National  Bank.  He is a former  member of the  American  Institute  of
Industrial Engineers,  American Institute of Mining Engineers,  Alaska Mining Association and the Financial Executives  Institute.  Mr.
Drage is a former  instructor in the College of Business at the University of Utah for corporate  finance,  business  forecasting,  and production management.

         No audit committee has been active since the beginning of the last fiscal year.

Proposed Executive Officers and Directors After the Merger

                        Name                           Age                               Position
                        ----                           ---                               --------

           Richard Manley                              45               Chief Executive Officer, President and
                                                                        Chairman of the Board
           Dan Witte                                   48               Chief Operating Officer, Chief Financial
                                                                        Officer and Director
           James L. Williams                           47               Chief Information Officer and Chief
                                                                        Technology Officer
           Kenna Bridgmon                              51               Vice President - Client Services and Director
           Ronald A. Hellstern                         57               Vice President - Medical Affairs and Director
           Joe Eppes                                   59               Vice President - Administration and
                                                                        Secretary
           Cameron Ware                                41               Director
           Jason Sear                                  33               Director

Richard Manley , Chief Executive Officer, President and Chairman of the Board

         Mr. Manley has been Chief Executive Officer of Emergisoft  Corporation since September of 2000.  Previously,  he was President and CEO of Cardio Vascular Concepts,  Inc. ("CVC").  At CVC, he led the management team that acquired the company from its founder.  He is a respected  authority on medical industry sales and  distribution  channels and sits on the board and is  President-Elect  of IMDA, the Independent  Medical  Distributors  Association.  Under his leadership he re-engineered  and grew CVC into a key regional player in the Southwest and Rocky Mountain markets.

         Mr. Manley currently directs the implementation of Emergisoft's forward strategies including management,  e-commerce,  product development and the development of a national marketing and distribution platform. He also has the primary  responsibility,  because of his  contacts,  knowledge and presence in the  industry,  of acquiring new  technologies  to feed  Emergisoft's  technology  innovation introductions.

         Mr. Manley has an extensive  background in specialty market marketing,  including  national and regional sales management with
CVC,  Ballard  Medical  Products and American  Hospital  Supply.  He is a graduate of Vanderbilt  University,  where he played  varsity baseball.  After graduation,  he served with distinction as an Artillery and Intelligence Officer in the United States Marine Corps. He
lives in Arlington, Texas with his wife and two children.

Dan Witte, Chief Operating Officer, Chief Financial Officer and Director

         Mr. Witte has served as the Chief Operating  Officer of Emergisoft  since June of 2000 and Chief Financial  Officer since June of 1998.  He joined the Emergisoft Board of Directors in June of 2000, at which time he served as Chairman of the Board.

         Mr.  Witte is an  accomplished  CPA with over 26 years  experience  in public and private  practice.  He began his career with
Ernst and Young LLP and directed audit  engagements for publicly and privately  owned  companies with revenues  ranging from $30M to over
$1B annually.  Mr. Witte  conducted  annual and quarterly  filings with the  Securities  and Exchange  Commission for both New York and
American  Stock Exchange  companies,  as well as reports in connection  with various Form filings for public debt and stock  offerings.
Additionally,  he has provided management,  advisory,  financial,  tax and consulting services to various private companies involved in manufacturing,  real estate,  management,  and medical  services.  Mr. Witte is a member of the Fort Worth Chapter of the Texas Society of Certified Public Accountants and American Institute of Certified Public Accountants.

         Mr. Witte served as President and CEO of D. R.  Professional  Services,  Inc. from 1988 to 1998.  From 1975 to 1987, Mr. Witte was employed by Ernst and Young LLP as a Senior Manager.  In addition, he has served on 7 company and community boards of directors.

         Mr. Witte  graduated  from the  University of Texas at Arlington in December of 1975. He attended Texas AandM University in 1971 and 1972 on a baseball  scholarship.  Mr. Witte has two children  and has been a lifelong  resident in the Dallas/ Fort Worth area.  He is active in his community with various youth organizations.

James L. Williams, Chief Information Officer and Chief Technology Officer

         Jim Williams joined  Emergisoft as the Chief  Information  Officer and Chief  Technology  Officer at the end of February 2001.
He has a wealth of  experiences  in the  healthcare  and  technology  industries,  where he has held senior  management  and  executive positions.  Prior to coming to Emergisoft he was  president,  Strategic  Alliances  Group,  at bTrade.com.  His group  responsibilities included OEM alliance business development in the healthcare,  energy utilities,  EAI, and government industry sectors for security and data transformation enablement for other software manufacturers in the B2B world.

         Mr.  Williams is  responsible  for both the internal and external  technology  direction of  Emergisoft.  These areas  include software  development,  the internal  infrastructure,  the technology support  strategies,  and all technologies used by Emergisoft for product  design and  software and hardware  support.  He will assist the  management  team in the  analysis of the  acquisition  of new technology organizations and in the selection of appropriate organizations with whom to create strategic alliances.

         Mr. Williams has extensive  experience in healthcare as the COO in five different  hospitals where he was also responsible for information  systems  security.  At Perot Systems his expertise was tapped for numerous software  projects.  Mr. Williams is a graduate of Slippery Rock  University,  Georgetown  University,  and Yale  University,  having received  degrees in both technology and business management.  He has also  continued  his military  education and most recently was a member of the U.S. Army War College Class of 2000.
He has and  continues  to serve the United  Sates  Marine  Corps in the reserves as a Colonel with 27 total years of active and reserve service.

         Mr. Williams is on the board of several  companies,  is highly involved with the Greater Dallas Chamber of Commerce,  and is a member of numerous  professional  associations.  He enjoys fitness  training,  martial arts, his two Rottweiler  dogs, and reading.  He lives in Dallas, Texas, with his wife.

Kenna Bridgmon, Founder, Vice President - Client Services and Director

         Ms.  Bridgmon  is one of the  founders of  Emergisoft  and has  overseen  all  aspects of the  clinical  content and design of
Emergisoft's  product since the inception of Emergisoft in 1989.  She has over 30 years of experience in  healthcare,  with 25 of those in the healthcare  information  systems  environment.  Prior to starting  Emergisoft,  Ms. Bridgmon was the Director of Client Services
for Continental  Healthcare Systems,  Inc., the leading provider of hospital pharmacy and materials  management  systems.  From 1985 to
1992, Ms. Bridgmon served as an independent  healthcare consultant handling project management,  system evaluations and recommendations for various hospitals and healthcare  facilities.  From 1984 to 1985,  Continental  Healthcare employed Ms. Bridgmon as the Director of
Client  Services.  From 1979 to 1984, Ms. Bridgmon was the Director of Clinical  Systems for Jewish Hospital in St. Louis,  responsible for all  computerization of patient care information  systems.  From 1975 to 1979, Ms. Bridgmon served as Senior Clinical Installer for
Technicon Data Systems.

Ronald A. Hellstern, MD, FACEP, Vice President - Medical Affairs and Director

         Dr. Hellstern is a Vice President of Emergisoft  Corporation  overseeing Medical Affairs.  He is currently Chairman of Medical
Edge Healthcare Group, Inc., a Principal and President of Medical Practice  Productivity  Consultants,  Executive / Medical Director of
Metrocrest  Medical  Services  Inc., and is a member of the Faculty for the American  College of Emergency  Physicians.  Dr.  Hellstern
served  as  Founder  and CEO for  Metroplex  Emergency  Physicians  Associates,  P.A.  from  1978-1997;  President,  Medtrust  Healthcare
Services,  Inc. from 1988-1996;  Chairman of the Department of Emergency Medicine, RHD and Trinity Medical Centers from 1979-1989.  Dr.
Hellstern has held a number of  additional directorships surrounding the health industry.

Ash R. Huzenlaub, Director

         Mr.  Huzenlaub,  age 24, is a Principal and Partner of Woodcrest  Capital,  a Fort Worth,  Texas,  based  diversified  venture finance firm. In March 1999, Mr. Huzenlaub  co-founded an Internet-based  public relations industry  Application Service Provider.  Mr.
Huzenlaub serves as Public Relations and Web Development  Strategy  Director to Hispanic  Television  Network,  Inc., the third largest
Spanish-language   television  broadcaster  in  the  United  States.  In  1997,  Mr.  Huzenlaub  created  the  "Independent  Study  for
Entrepreneurship"  with  sponsorship  from Apple  Computer  Company  and  Southwest  Airlines.  The study led to what is now the Ryffel
Center for  Entrepreneurial  Studies at Texas  Christian  University.  In 1998, Mr.  Huzenlaub  served as President of TCU's  Financial
Management  Association.  Mr.  Huzenlaub is on the Board of Advisors for web  development  firm  Interactive  Associates,  TCU's Ryffel
Entrepreneurship  Center,  and services as Chairman of the North Texas Run to the Cross Road Race,  benefiting  youth  ministries.  Mr.
Huzenlaub  holds a B.B.A.  Degree in Finance and  Marketing,  1998,  from Texas  Christian  University;  Leadership  Studies at Regents
College, London, England; and extensive education from the Caruth Entrepreneurship Center at Southern Methodist University.

Cameron Ware, Director

         Mr. Ware began his career as an engineer at General  Dynamics.  Several years later, he left the aerospace  industry to pursue an interest in software  customization.  Mr. Ware realized a unique opportunity existed in applying  engineering  principles and skills to solve business problems,  which led him and his co-founders,  Wendy Ware and James Nikirk, to establish  Infosphere in 1994. Cameron is the  President of  InfoSphere.  With  technology  demand  shifting,  Mr. Ware began  repositioning  InfoSphere in 1998 for eBusiness consulting.  Under his leadership,  InfoSphere,  including its Monterrey, Mexico, subsidiary, has grown from three employees in 1994 to more than 100 today.  Mr. Ware is a graduate of the  University  of Texas at Arlington  with a B.S. in  Mechanical  Engineering.  He is married to Wendy and has two children.  Cameron enjoys skiing, golf and other outdoor activities.

Jason Sear, Director

         Mr.  Sear,  a Partner of Berlwood V, L.P.,  is a resident  of North  Texas who is  involved  in several  local and  nationwide business  enterprises  as an investor and executive team member.  Educated in economics at the University of St. Thomas,  Mr. Sear sits on several  boards and oversees the financial  management of a variety of  partnerships  and  corporations,  primarily  related to real estate investment, corporate development, and business finance.

Joe S. Eppes, Vice President Administration and Corporate Secretary

         Mr. Eppes is the Vice President of Administration  and Corporate  Secretary of Emergisoft  Corporation.  He has been an active officer of  Emergisoft,  wearing many hats since its inception in 1991.  Mr. Eppes  recognized  Emergisoft  as a valuable  asset to the healthcare  industry when it was first  introduced to him over ten years ago. His  experience  in  management,  marketing and sales has been  invaluable in developing and  maintaining  the  infrastructure  of the small growing  company.  Through  constant  evaluation and recommendations,  he has  remained  a  principal  in  various  positions  within  the  company,  including  Human  Resources,  hospital evaluations, and investor-relations and has the distinction of making the first sale of the product.

         Mr.  Eppes is a  lifelong  resident  of  Arlington,  Texas.  He is  married  to Lynn,  his wife for 33 years and has two grown children.  He  attended  the  University  of  Texas-Austin.  He was the Founder of Tarver and Eppes,  Inc.,  a  multi-office  real estate company  in the  Dallas-Fort  Worth  area.  As a  commercial  real  estate  broker/investor,  Mr.  Eppes was  responsible  for  several developments,  such as the 900-acre  Walnut Creek Addition and Country Club in Mansfield,  Texas.  The Western Company of North America
(Eddie Chiles) selected Mr. Eppes to oversee their  nationwide  expansion of sites and facilities  (1979-1985).  He was responsible for an annual budget of $10 million.  His involvement  with Mr. Chiles led to many interesting  projects and assignments,  several involved the Texas Rangers Baseball Club.

                                                        EXECUTIVE COMPENSATION

         Pierce  has one  part-time  executive  officer.  There was no  compensation  paid to  officers  in 1999,  1998 and  1997.  The directors of Pierce are not compensated for their services in that capacity.

                                                          BOARD OF DIRECTORS

         Each director  holds office until the next annual meeting of  shareholders,  and until his successor is elected and qualified.
At present,  Pierce's  bylaws  require no fewer than one director.  Currently,  there is one director of Pierce.  The bylaws permit the
Board of  Directors  to fill any vacancy and the new director  may serve until the next annual  meeting of  shareholders  and until his successor is elected and  qualified.  Officers are elected by the Board of Directors and their terms of office are at the discretion of the Board. There are no family relations among any officers or directors of the Pierce.

                                           COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

         Section 16(a) of the Exchange Act, as amended,  requires Pierce's executive  officers,  directors and persons who beneficially own more than 10% of Pierce's Common Stock to file reports of their  beneficial  ownership and changes in ownership  (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers,  directors,  and greater-than-ten  percent holders are required to furnish
Pierce with copies of all  Section  16(a) forms they file.  No Forms 3 or 4 have been  furnished  to Pierce  pursuant to Rule  16a-3(c)
during its most recent fiscal year and no Form 5 has been furnished to Pierce with respect to its most recent fiscal year.

                  1.       The following  named persons  include all persons who, at any time during such fiscal year,  was a director, officer,  or beneficial  owner of more than 10% of the Common Stock of Pierce,  or any other  reporting  person (as defined in
         Item 405 of Regulation S-B)  ("reporting  person"),  that failed to file on a timely basis,  reports required by Section 16(a)
         of the Exchange Act during the most recent fiscal year or prior fiscal year:  Robert Kropf.

                  2.       Mr.  Kropf did not timely  file Form 3 upon taking  office as  director in 1998,  or timely file Form 4 when becoming a beneficial holder of shares of Pierce.

                                                 Pierce International Discovery, Inc.

Dated:  April 10, 2001